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THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 11.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2002

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

This report consists of (i) a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on February 28, 2002, announcing the Company's Fourth Quarter and Cumulative 2001 results, and (ii) a press release issued by the Company on March 1, 2002, announcing a special meeting of Series B common stockholders, as filed with the Peruvian National Supervisory Commission on Companies and Securities.

FOR IMMEDIATE RELEASE

For More Information Please Contact:

Roque Benavides or Carlos Gálvez
Compañía de Minas Buenaventura S.A.A
51-1-419-2538 or 51-1-471-8337
e-mail: finanz01@buenaventura.com.pe
Web site: http://www.buenaventura.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
patrick.kilhaney@citigatedr-ny.com
212-688-6840

Compañía de Minas
Buenaventura S.A.A.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A. *ANNOUNCES FOURTH QUARTER AND CUMULATIVE 2001 RESULTS*

(Lima, Peru, February 28, 2002) - Compañía de Minas Buenaventura S.A.A. ("Buenaventura") (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, today announced net income of S/. 46.2 million and operating loss of S/. 4.0 million for the fourth quarter of 2001, compared to net income of S/. 114.9 million and operating income of S/. 23.4 million in the corresponding 2000 period. For the year ended December 2001, the accumulated net income was S/. 213.6 million, compared with S/. 244.9 million in 2000.

The operating loss in the fourth quarter of 2001 is due to a S/. 23.0 million write-off of obsolete supplies and other assets at the Julcani and Recuperada mines. Furthermore, to make an adequate comparison, it is important to remember that in the fourth quarter of 2000, Buenaventura recorded an extraordinary income of S/. 79.2 million due to the cumulative effect of changes in accounting principles.

Sales:

During the fourth quarter of 2001, Buenaventura reported net sales of S/. 143.3 million, compared with S/. 123.3 million during the same period in 2000, a 16.2% increase mainly attributable to a 32% increase in gold sales and a 23% increase in silver sales, despite a 27.6% reduction in the price of zinc.

Sales Content
For the three-months
ended December 31,

	2001	2000
Gold	64,749oz	49,126 oz
Silver	4,345,233oz	3,535,400 oz
Lead	5,842 MT	8,524 MT
Zinc	14,014 MT	13,191 MT

Earnings:

Earnings per ADS for the fourth quarter of 2001 were US$ 0.21, compared with US$ 0.52 in the corresponding 2000 period, and for the year-ended December 31, 2001, earnings per ADS were US$ 0.98 compared with US$ 1.10 in 2000.

Operations:

Buenaventura's production during the fourth quarter of 2001 (which includes 100% of the production at the Uchucchacua, Orcopampa, Julcani, Recuperada mines, and at the mining operations of the Company's wholly-owned subsidiary CEDIMIN; 78.04% at the Antapite and Ishihuinca mines; 51% at the Paula mine; and 30.45% at El Brocal's mine) was 3,331,734 oz. of silver; 62,414 oz. of gold; 9,321 MT of zinc, and 3,723 MT of lead, compared with 2,860,722 oz. of silver; 44,168 oz. of gold; 7,619 MT of zinc, and 3,991 MT of lead during the fourth quarter of 2000.

Buenaventura's production for the year ended December 31, 2001 was 12,473,284 oz. of silver; 209,472 oz. of gold; 31,693 MT of zinc, and 13,393 MT of lead, compared with 10,736,024 oz. of silver; 131,475 oz. of gold; 28,176 MT of zinc, and 14,431 MT of lead during 2000

The main achievements in 2001 were: Uchucchacua's silver production of 9.78 million oz., a 12.2% increase above the 8.71 million oz. produced in 2000, at a cash operating cost of US$ 2.86/oz., which is 17% less than the cash operating cost of US$ 3.44/oz. in 2000; and Orcopampa's gold production of 145,910 oz., a 50% increase from the 96,843 oz. in 2000, at a cash operating cost of US$ 150.20/oz. (US$ 153.05 in 2000).

Non-consolidated affiliates:

Buenaventura's income from non-consolidated affiliates, which is primarily referred to Yanacocha, was S/. 65.3 million for the fourth quarter of 2001, compared with S/. 115.0 million during the same period of 2000.

Yanacocha's production decreased 3.93% to 522,920 oz. of gold (228,255 Buenaventura's equity oz.) for the fourth quarter of 2001, from 544,333 oz. (237,601 Buenaventura's equity oz.) for the same period of 2000. Yanacocha's weighted average price of gold during the fourth quarter of 2001 increased 1.5% to US$ 277/oz. in the fourth quarter of 2001, from US$ 273/oz. in the same period of 2000. Total production cash cost increased to US$ 125/oz. in the fourth quarter of 2001, from US$ 105/oz. in the same period of 2000.

Income from non-consolidated affiliates for the year-ended December 31, 2001, which is mainly attributable to Yanacocha, was S/. 196.8 million, compared with S/. 273.9 million in 2000. Yanacocha's production increased 6% to 1,902,489 oz. of gold (830,436 Buenaventura's equity oz.) during 2001, from 1,795,398 oz. (783,691 Buenaventura's equity oz.) during 2000. Yanacocha's weighted average price of gold during 2001 was US$ 270, or 3.6% less than during year 2000 (US$ 280 in 2000). Total production cash cost increased 28% to US$ 123/oz. during 2001, from US$ 96/oz. in 2000.

Exploration Division

Significant lateral extensions of the Nazareno vein and depth extensions of the Prometida vein, as indicated by diamond drilling, have added 383,000 oz. of gold in non-reserve mineralization (NRM) to the 195,000 oz. of gold in ore reserves at Orcopampa. Similarly, the discovery of new ore bodies such as Rubí and Verónica in the Uchucchacua mining district have increased reserves to 50.8 M oz. of silver, with an additional 34.0 M oz. of silver in NRM.

At Antapite, the start-up of operations in June of 2001 has reached the target production rate of 300 tpd at 0.6 oz. of gold per ton. Mineable ore reserves as of December 31, 2001, has remained at 95,000 oz. of gold, with a diamond-drill indicated NRM of 218,000 oz. of gold. During 2001 there was also the encouraging discovery of two new veins, Liliana and Reyna, in the vicinity of the new mill.

Advanced exploration projects at La Zanja and Tantahuatay have made progress in the acquisition of surface rights, and, in the case of La Zanja, with infill drilling at the San Pedro Sur prospect to generate 285,000 oz. of gold in reserves. Large column tests have been carried out for both projects with promising cyanide extractions in the range of 70% to 85%.

Buenaventura's joint-venture project with MERIDIAN GOLD at Los Pircos has expanded its mining properties to 15,007 has. Geological mapping and detailed sampling in trenches and channels have demonstrated the existence of several veins with good indications of gold and silver grades. Currently, an agreement is being negotiated with surface landowners to finalize 10 km of access road and start diamond drilling in April.

Board of Directors

On February 28, 2002, Buenaventura's Board of Directors adopted the following resolutions:

1. To call a shareholders' meeting to be held on March 26, 2002, to:
   - Approve the Annual Report and the Financial Statements for the year ended December 31, 2001.
   - Propose a cash dividend payment of S/. 0.210 per share (as per today's exchange rate S/. 0.210 per share = US$ 0.121 per ADS).
   - Propose the capitalization of S/. 413,451,846 of Retained Profits, increasing the nominal value of shares from S/. 1.00 per share, to S/. 4.00 per share.
   - Elect Board Members.
   - Select External Auditors.
2. To call a special Shareholders Meeting of Series B common shares and Series A common shares to:
   - Change Capital Structure.

###

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The company focuses on exploration and production through its wholly-owned mines as well as through participation in joint exploration projects. Buenaventura currently operates four mines in Peru, has controlling interests in two mining companies which own two mines in Peru and has minority interests in several other mining companies in Peru. The Company has a significant ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold. Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Certain statements in this press release that state Buenaventura's or management's intentions, expectations or predictions of the future are "Forward-looking Statements" as that term is defined under United States Federal Securities Laws. "Forward-looking Statements" are subject to risks, uncertainties and other factors, which could cause actual events to differ materially from those stated in such statements, and there can be no assurance that estimated of future results will be achieved. Important factors that could cause actual results to differ materially from those in the "Forward-looking Statements" are discussed in Buenaventura's most recent 20-F filed by Buenaventura with the United States Securities and Exchange Commission.

Compañía de Minas Buenaventura S.A.A.
Consolidated Balance Sheets (unaudited)

For the years ended December 31, 2001 and 2000

	2000	2001	
Assets	S/.(000)	S/.(000)	US$(000)
Current assets			
Cash and banks deposits	21,647	83,973	24,368
Trade accounts receivable and others	104,771	66,565	19,318
Due from affiliated companies	42,639	26,666	7,738
Inventories	78,681	70,685	20,512
Prepaid taxes and expenses	12,933	22,510	6,532
Total current assets	260,671	270,399	78,468
Prepaid taxes long term	12,836	21,558	6,256
Investments	718,712	902,001	261,753
Property, plant and equipment, net	304,433	349,903	101,539
Investments in exploration and Development, net	104,642	131,376	38,124
Goodwill, net	197,412	182,713	53,022
Total assets	1,598,706	1,857,950	539,162
Liabilities & Shareholders' Equity			
Current liabilities			
Bank loans and over drafts	73,568	109,351	31,733
Accounts payable	117,566	84,244	24,447
Current portion of long term debts	11,232	6,988	2,028
Total current liabilities	202,366	200,583	58,208
Income tax and workers' profit sharing	8,016	12,753	3,701
Long –term debt	18,874	130,565	37,889
Minority interest	66,184	29,190	8,471
Shareholders'equity	1,303,266	1,484,859	430,893
Total liabilities and shareholders' equity	1,598,706	1,857,950	539,162

Exchange rate as of December 31, 2001: S/. 3.446/US1.00

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of Income (unaudited)

	For the three-month periods ended December 31,		For the twelve-month periods ended December 31,		
	2000 S/(000)	2001 S/(000)	2000 S/(000)	2001 S/(000)	2001 US$(000)
Operating revenues					
Net sales	123,258	143,268	421,255	505,307	146,636
Royalty income	14,015	15,249	51,559	54,248	15,742
Total revenues	137,273	158,517	472,814	559,555	162,378
Operating costs					
Operating costs	79,150	86,208	272,922	286,235	83,063
Exploration and development in operating mining units	6,955	14,980	30,640	55,992	16,248
	86,105	101,188	303,562	342,227	99,311
Gross margin	51,168	57,329	169,252	217,328	63,067
Operating expenses					
General and administrative	15,624	18,364	62,521	59,405	17,239
Impairment loss and write-off of assets	-	22,961	-	22,961	6,663
Sales	8,307	4,934	28,536	25,888	7,512
Exploration in non-operating areas	967	13,078	40,405	46,223	13,414
Royalties	2,858	1,972	9,486	13,051	3,787
	27,756	61,309	140,948	167,528	48,615
Operating income (loss)	23,412	(3,980)	28,304	49,800	14,452
Other income (expenses)					
Share in affiliated companies	114,939	65,347	273,862	196,830	57,118
Gain (loss) from exposure to inflation	2,376	(1,745)	2,444	1,599	464
Amortization of mining rights	(1,772)	(10,113)	(5,991)	(14,699)	(4,266)
Financial, net	(596)	(2,232)	(2,484)	(4,082)	(1,185)
Other, net	86,869	6,905	74,071	5,429	1,575
	201,816	58,162	341,902	185,077	53,706
Income before workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principles	225,228	54,182	370,206	234,877	68,158
Workers' profit sharing	(4,270)	(678)	(4,270)	(678)	(197)
Income tax	(16,078)	(11,594)	(26,890)	(24,527)	(7,118)
Income before minority interest and cumulative effect of changes in accounting principles	204,880	41,910	339,046	209,672	60,843
Minority interest	(27,493)	4,332	(31,600)	3,905	1,133
Income before cumulative effect of changes in accounting principles	177,387	46,242	307,446	213,577	61,976
Cumulative effect of changes in accounting principles	(62,512)	-	(62,512)		-
Net income	114,875	46,242	244,934	213,577	61,976

	For the three-month periods ended December 31,		For the twelve-month periods ended December 31,		
	2000 S/	2001 S/	2000 S/	2001 S/	2001 US$
Basic and diluted earnings per share before cumulative effect of changes in accounting principles, stated in Peruvian Nuevos Soles	1.41	0.37	2.44	1.69	0.49
Cumulative effect of the accounting changes in the basic and diluted earnings per share, stated in Peruvian Nuevos Soles	(0.50)	-	(0.50)	-	-
Basic and diluted income per share, stated in Peruvian Nuevos Soles	0.91	0.37	1.94	1.69	0.49
Basic and diluted income per share, stated in Peruvian Nuevos Soles	126,252,152	126,608,152	126,252,152	126,608,152	126,608,152

COMPAÑÍA DE MINAS BUENAVENTURA S. A. A.

NOTICE OF SPECIAL MEETING OF SERIES B COMMON STOCKHOLDERS

In accordance with regulations stipulated by the General Corporative Law, and articles 17 and 18 of the company's social by-laws, holders of Series B Common Stock are invited to attend the Special Meeting of Stockholders to be held on April 30, 2002, at 10:00 a.m. at our offices located at Carlos Villarán 790, Urb. Santa Catalina, La Victoria, Lima.

Agenda

1. Modification of the characteristics of the Series B Common Stock and re-denomination of the Series A and Series B Common Stock as Common Shares.
2. Modification of articles 5 and 6 of the social by-laws.

If the necessary quorum is not met, a second notice is issued for May 7th, 2002. Should the quorum be unmet, a third notice is issued for May 13th, 2002. The place and time of these two meetings will be the same as those stated for the first meeting.

All stockholders who own Series B Common Shares at the close of business on April 3rd, 2002 are entitled to attend the Special Meeting.

Stockholders may be represented by a third party, provided the stockholders sign and submit a special proxy to the Board of Directors; unless Power of Attorneys have been issued and registered before the Public Registers. In such case, these Power of Attorneys need to be registered before the company 24 hours prior to the development of the Special Meeting.

Lima, March 1st, 2002

THE BOARD OF DIRECTORS

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

By: ______________________
Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: March 4 , 2002